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                            July 8, 2022

       Richard Orrick
       Partner
       Orrick Herrington & Sutcliffe LLP
       The Orrick Building`
       405 Howard Street
       San Francisco, CA 94105

                                                        Re: Hailiang Education
Group Inc.
                                                            Schedule 13E-3
filed June 1, 2022
                                                            Filed by Hailiang
Education Group Inc. et al.
                                                            SEC File No.
5-89278

       Dear Mr. Orrick:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used here have the same meaning as in your revised preliminary proxy statement.

       Schedule 13E-3/A filed July 5, 2022

       Selected Public Companies and M&A Transaction Analysis, page 50

   1. Refer to comment 5 in our letter dated June 28, 2022 and your response. Please put the information included in
your response letter in the revised preliminary proxy statement.
                                                        Additionally, revise to
clarify with more specificity in the revised proxy statement how
                                                        Duff & Phelps selected
the specific valuation multiples it did apply to the Company. The following generic
explanation in your response letter is not helpful in this regard: "To determine which
valuation multiples to consider for the Company, Duff & Phelps reviewed various
valuation multiples in the context of the companies' relative size, forecasted growth in
revenues and profits, profit margins, capital spending, revenue mix, and other
characteristics that Duff & Phelps deemed relevant."
 Richard Orrick
Orrick Herrington & Sutcliffe LLP
July 8, 2022
Page 2
2. Refer to comment 6 in our letter dated June 28, 2022 and your response. Include the information in your response letter in the revised preliminary proxy statement. That disclosure should be expanded to explain why Duff & Phelps did a comparison of comparable M&A transactions but then chose not to apply the valuation multiples to the
         Company of this going private transaction.
General

3. We are continuing to consider your response to comment 1 in our letter dated June 28,
         2022, which response was provided in a separate letter from Fang Liu, Esq., identified as counsel for Mr. Feng Hailiang.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameRichard Orrick                              Sincerely,
Comapany NameOrrick Herrington & Sutcliffe LLP
                                                              Division of
Corporation Finance
July 8, 2022 Page 2                                           Office of Mergers
& Acquisitions
FirstName LastName